SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL FROM THE BOARD OF DIRECTORS FOR THE ALLOCATION OF NET REVENUE VERIFIED IN 2017 AND FOR PAYMENT OF PARTICIPATION REGARDING THE INTEGRATION BETWEEN CAPITAL AND LABOR AND INCENTIVE TO PRODUCTIVITY

Mr. Chairman of the Board of Directors,

Pursuant to article 192 of Law 6404, dated 12.15.1976, as well as to other legal and statutory provisions in force, we have presented to this Board, in order to be taken to the deliberation of the  Annual  Shareholders' Meeting - after  hearing  the  Audit  Committee - the  propositions specified below.

I. DESTINATION OF NET INCOME: From the net income for the fiscal year 2017, calculated in accordance with the Brazilian Corporation Law, in the amount of R$1,033,625,408.04 (one billion, thirty-three million, six hundred and twenty-five thousand, four hundred and eight reais and four cents), the Board of Executive Officers proposes the following appropriations:

a)     R$51,681,270.40 (fifty-one million, six hundred and eighty-one thousand, two hundred and seventy reais and forty cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with the Brazilian Corporation Law no. 6,404, Article 193, as of December 15, 1976, and with Article 41, item II, of the Company’s Bylaws;

b)     R$266,000,000.00 (two hundred and sixty-six million reais) to pay for interest on capital, in partial replacement of compulsory minimum dividends, in compliance with article 202 of the Brazilian Corporation Law no. 6,404, as of December 15, 1976; article 9, paragraph 7, of Law no. 9,249, as of December 26, 1995, and article 6 and its paragraphs of the Company’s Bylaws;

c)     R$23,400,756.30 (twenty-three million, four hundred thousand, seven hundred and fifty-six thousand reais and thirty cents) for payment of dividends, in addition to the minimum compulsory amount, as established in article 202 of Law no. 6,404, as of December 15, 1976; article 9 and its paragraph 7 of Law no. 9,249, as of December 26, 1995; and article 6 and its paragraphs of the Company’s Bylaws, as well as in compliance with the Securities and Exchange Commission’s (CVM) Rule no. 683, as of August 30, 2012, which approved the Technical Interpretation ICPC 08 (R1) of the Committee of Accounting Pronouncements (CPC) with reference to the accounting of the dividend payment proposal;

•           Pursuant to the provisions set forth by the law and the Company’s Bylaws, the shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income in any year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of accounting standards established by it, as well as by the CPC Accounting Standard no. 27 – Fixed Assets – which in 2017 amounted to net value of R$71,650,096.94 (seventy-one million, six hundred and fifty thousand, ninety-six reais and ninety-four cents). This procedure reflects the Company’s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, ratified by the 132nd Annual Board of Directors’ Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve. The amounts of the calculation basis and of the compulsory minimum dividends are, respectively, R$1,053,594,234.58 (one billion, fifty-three million, five hundred and ninety-four thousand, two hundred and thirty-four reais and fifty-eight cents) and R$263,398,558.65 (two hundred and sixty-three million, three hundred and ninety-eight thousand, five hundred and fifty-five eight reais and sixty-five cents).

•           Resolution 683, as of August 30, 2012, of the Securities and Exchange Commission (CVM), made the application of the Technical Pronouncement CPC no. 08 (R1), issued by the Brazilian Accounting Practice Committee (CPC), compulsory for publicly-held companies. Such Technical Pronouncement establishes the procedures for the booking of the proposal for payment of dividends. In compliance with Resolution 683, the proposed payment of interests on own capital can only be allotted to the minimum mandatory dividends by the net value of income tax withheld at source, at which a tax rate of 15% is applied, except for the portion of interest on the equity of shareholders that are immune and exempt. The withholding tax on the income of the remaining shareholders subject to taxation reached the amount of R$26,002,197.65 (twenty-six million, two thousand, one hundred and ninety-seven reais and sixty-five cents), resulting in an effective tax rate of 9.78% (nine point seventy-eight of a percent) in the fiscal year 2017.

The Company’s proposal for the payment of interests on own capital in the gross amount of R$266,000,000.00 (two hundred and sixty-six million reais) will provide a net remuneration in the amount of R$239,997,802.35 (two hundred and thirty-nine million, nine hundred and ninety-seven thousand, eight hundred and two reais and thirty-five cents), which added to the R$23,400,756.30 (twenty-three million, four hundred thousand, seven hundred and fifty-six reais and thirty cents), proposed as complementary dividends, make up to a total  remuneration, net of income tax, of R$263,398,558.65 (two hundred and sixty-three million, three hundred and ninety-eight thousand, five hundred and fifty-eight reais and sixty-five cents), equivalent to the minimum mandatory dividends.

d)     R$764.193.478,28 (seven hundred and sixty-four million, one hundred and ninety-three thousand, four hundred and seventy-eight reais and twenty-eight cents), corresponding to Profit Retention Reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of the Brazilian Corporation Law no. 6,404/1976, as of December 15, 1976.

•           The amount of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) and to the realization of equity valuation adjustments and was calculated according to item 28 of ICPC no. 10 and to the Technical Pronouncement CPC no. 27.

Below, the statement of changes in “retained earnings”, including the proposed allocations:

Equity information (allocations): Net income for the year 2017: R$1,033,625,408.04 ( - ) Legal Reserve (5% of the net income of the year): R$51,681,270.40; = adjusted net income R$981,944,137.64; ( + ) Realization of equity valuation adjustments - net of income tax withheld at source: R$71,650,096.94; = Calculation basis for allocation of profits (including minimum mandatory dividends): R$1,053,594,234.58; ( - ) Interest on equity – gross amount: R$266.000.000,00; ( - ) Dividends: R$23,400,756.30; ( - ) Profit retention reserve: R$764.193.478,28.

The Company’s financial statements of 2017 reflect the accounting recordings of the specific allocations based on the assumption of their approval by the 63rd Annual General Shareholders’ Meeting, as established in paragraph 3 of article 176 of the Brazilian Corporation Law no. 6,404, as of December 15, 1976.

I.1. PAYMENT OF PROFIT SHARING AND PRODUCTIVITY INCENTIVES: Federal Law no. 10,101, as of December 19, 2000, State Law no. 16,560/2010, as of August 9, 2010, and State Decree no. 1978/2007, as of December 20, 2007, regulate profit sharing as a tool to integrate capital and labor and stimulate productivity, pursuant to Article 7, item XI, of Brazil’s constitution. In compliance with the above-mentioned law, the Board of Executive Officers proposes the provision, as profit sharing, of R$65.929.534,22 (sixty-five million, nine hundred and twenty-nine thousand, five hundred and thirty-four reais and twenty-two cents) to be paid to the Company’s employees by the Holding Company and the wholly-owned subsidiaries, observing the fulfilment of goals established in Collective Labour Agreement. This amount is recorded in the 2017 Financial Statements under the “Personnel expenses” line, pursuant to item 26.2 of CVM/SNC/SEP Letter no. 1 of February 14, 2007.

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Curitiba, April 11, 2018

ANTONIO SERGIO DE SOUZA GUETTER                    HARRY FRANÇÓIA JUNIOR

CEO                                                                                 Chief of Business Development and

                                                                                        CFO

CRISTIANO HOTZ

Chief of Institutional Relations Officer,

Chief of Business Management and

Chief of Governance, Risk and Compliance in Exercise

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 16, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.